













Ryan Miner

Co-CEO at Petit Vour, LLC

Dallas, Texas

Connect | Message | More...

Petit Vour, LLC

The Peabody Institute of The Johns Hopkins...

See contact info

131 connections

Experience

Co-Founder and Co-CEO

Petit Vour, LLC

Mar 2013 – Present · 5 yrs 8 mos

Austin, TX

Education

The Peabody Institute of The Johns Hopkins University

Music Theory and Composition, 4.0 GPA

2011 – 2014

The University of Texas at Austin - Red McCombs School of Business

Bachelor's degree, Accounting and Finance, 3.7 GPA

2003 – 2009

Interests

The University of Texas at Austin

The University of Texas at Austin

468,319 followers

The Peabody Institute of The

The Peabody Institute of The Jo...

1,554 followers

The University of Texas at Austin - Red McCombs

The University of Texas at Austi...

52,467 followers

LinkedIn

About

Community Guidelines

Privacy & Terms

Send feedback

Questions?

Visit our Help Center.

Manage your account and privacy.

Go to your Settings.

Select Language

English (English)